Reference: LME-07:002310 Uen

7/2/2012

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 0407

Attention: Larry Spirgel, Assistant Director

RE:	L M Ericsson Telephone Company

Form 20-F for the fiscal year ended December 31, 2011

Filed April 4, 2012

File No: 000-12033

Dear Mr. Spirgel:

In response to the Securities and Exchange Commission’s letter to us, dated June 28, 2012, we respectfully request an extension of the 10 business day time period in which to respond to the Commission’s comments contained therein. We believe an extension to July 26, 2012 will allow us to adequately address and respond to the Commission’s comments.

We are unable to respond to the Commission’s comments within the requested time period as our key accounting and other personnel required to address the questions raised will not be available again until mid-July, when their various statutory vacations are over. Upon their return, they will need some time to consider and respond to the comments raised.

We believe that the requested time extension would allow us to fully consider and respond to the comments made in the Commission’s June 28, 2012, letter. If you have any questions with respect to our request, please do not hesitate to contact Eva-Britt Allenius, our Chief Accounting Officer at +46 (10) 719 9967 or me at +46 (10) 714 3421.

Sincerely,

/s/ JAN FRYKHAMMAR

Jan Frykhammar

Telefonaktiebolaget LM Ericsson (publ)

Executive Vice President and Chief Financial Officer